
Mail Stop 3724

April 20, 2010

Mr. Hal Jones
Senior Vice President–Finance
The Washington Post Company
1150 15th St., N.W.
Washington, D.C.  20071

> **RE:   The Washington Post Company**
> **Form 10-K for the year ended December 31, 2009**
> **Filed March 2, 2010**
> **File No. 1-06714**

Dear Mr. Jones:

 We have reviewed your filing and have the following comments.  Please address the following comments in future filings.  Confirm in writing that you will do so and explain to us how you intend to comply.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may or may not raise additional comments.

 Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Goodwill and Other Intangible Assets, page 49

1. We note from the disclosures on page 60, that you review the carrying value of your indefinite-lived intangible assets utilizing a discounted cash flow model, and, where appropriate, a market value approach.  Revise your critical accounting policy disclosures to provide a description of the key assumptions that drive fair value in your discounted cash flow methodology.  Addressing ASC Topic 805-20-S99-3, describe the method you used to isolate the cash flows associated with the intangible asset.  If you used a hypothetical build-up or start method, describe qualitatively and quantitatively the significant estimates and assumptions used in your valuation method to determine the fair value of each unit of accounting in your performance analysis.  Please provide us with the proposed disclosures you intend to include in your next 10-Q filing in response to this comment.

Pension Costs,  Page 51

2. You disclose that the actual return on plan assets for 2008 had a significant impact on the pension credit for 2009 and that you also expect the pension credit for 2010 to be affected by the actual returns for 2009.  Please expand the disclosure to explain how you account for the differences between the expected long-term rate of return for plan assets and the actual experience and how this impacts pension costs reported in results of operations.  Please provide us with the proposed disclosures you intend to include in your next 10-Q filing in response to this comment.

3. We note that the recognized actuarial gain or loss recorded in pension costs in 2009 was less than the amounts recorded in 2008 and 2007, as disclosed in Note L at page 73.  Please expand your disclosure to describe the types of items that generate actuarial gains and loss.  Also describe the accounting treatment for these items and explain the impact pension costs.  Please provide us with the proposed disclosures you intend to include in your next 10-Q filing in response to this comment.

Notes to Consolidated Financial Statements

Note G. Goodwill and Other Intangible Assets, page 65

4. We note that you recorded a goodwill impairment charge of $15.5 million in 2009 in your Kaplan Ventures segment as a result of the reorganization in your education division.  We also note that you determined the fair value of the Kaplan Compliance Solutions unit using a cost approach.  Please tell us if this approach was used to value goodwill and if so, why you

believe that this approach is the most appropriate for this reporting unit, and if you also considered income and/or market approaches in your total analysis and if not, why. Please also tell us if you considered the market or cost approach in your determination of goodwill impairment for the Kaplan EduNeering reporting unit.

\* \* \* \*

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Christy Adams, Senior Staff Accountant, at (202) 551-3363 or Terry French, Accounting Branch Chief at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/Larry Spirgel
Assistant Director